Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 6 DATED October 30, 2019

TO THE PROSPECTUS DATED APRIL 19, 2019

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 19, 2019, Supplement No. 1 dated May 16, 2019, Supplement No. 2 dated June 21, 2019, Supplement No. 3 dated July 11, 2019 and Supplement No. 5 dated August 16, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	a potential acquisition of a portfolio of self storage facilities in the States of Florida, North Carolina and Virginia; and
•	our fourth quarter of 2019 distribution declaration.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of October 18, 2019, in connection with our public offering, we have received gross offering proceeds of approximately $205.3 million, consisting of approximately $100.9 million from the sale of approximately 4.0 million Class A shares, approximately $83.1 million from the sale of approximately 3.4 million Class T shares, and approximately $21.3 million from the sale of approximately 0.9 million Class W shares. As of October 18, 2019, approximately $889.7 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Potential Acquisition of Self Storage Facilities in the States of Florida, North Carolina and Virginia

On October 16, 2019, a subsidiary of ours entered into two purchase and sale agreements with unaffiliated third parties (the “Purchase Agreements”) for the acquisition of a portfolio of four self storage facilities located in the States of Florida, North Carolina and Virginia (the “Properties”).

The purchase price for the Properties is $64.45 million, plus closing and acquisition costs. We expect the acquisition of the Properties to close in the fourth quarter of 2019 and expect to fund the acquisition with a combination of net proceeds from our initial public offering and debt financing. A summary of the Properties is as follows:

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Property	Address	Approx. Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
University City	7307 University City Blvd., Charlotte, NC 28262	$11,900,000	78,700	810
Charlottesville	2307 Hydraulic Rd., Charlottesville, VA 22901	20,700,000	71,000	830
Ardrey Kell	9800 Ardrey Kell Rd., Charlotte, NC 28277	18,400,000	97,800	1,090
Ocoee	1071 Marshall Farms Rd., Ocoee, FL 34761	13,450,000	78,200	770
TOTAL		$64,450,000	325,700	3,500

Pursuant to the Purchase Agreements, we will be obligated to purchase the Properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Properties generally based upon:

•	our ability to raise sufficient net proceeds from our offering or obtain debt financing;
•	satisfactory completion of due diligence on the Properties and the sellers of the Properties;
•	approval by our board of directors to purchase the Properties;
•	satisfaction of the conditions to the acquisition in accordance with the Purchase Agreements; and
•	no material adverse changes relating to the Properties, the sellers of the Properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Properties. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $1.5 million in earnest money on the Properties.

Other properties may be identified in the future that we may acquire prior to or instead of the Properties. Due to the considerable conditions to the consummation of the acquisition of the Properties, we cannot make any assurances that the closing of the Properties is probable.

Fourth Quarter of 2019 Distribution Declaration

On September 20, 2019, our board of directors declared a daily distribution rate for the fourth quarter of 2019 of approximately $0.00428 per day per share on the outstanding shares of common stock payable to Class A, Class T, and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on October 1, 2018 and ending December 31, 2018. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00362 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00397 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

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